2002 Target Term Trust
November 30, 1998
N-SAR Exhibits


Item 77Q

At a Board of Directors meeting held on November 11, 1998, the directors approved an amendment to the by-laws concerning submission of shareholder proposals. The amendment to the by-laws is attached.